 EXHIBIT 99.01

Chunghwa Telecom Announced Chairman and CEO Change

Chunghwa Telecom today announced that Mr. Yu Cheng will take over the roles as Chairman and CEO of the Company, succeeding Dr. Lih-Shyng Tsai, effective December 15, 2016.

Chairman Cheng has extensive experience in many industries, including digital content and media related sectors. Chairman Cheng assumed the role as Director for Chunghwa Telecom in August 2016. He was the former CEO and the current member of Board of Contemporary Taiwan Development Foundation. He also served as the Vice President and Editor-in-Chief of Commercial Times, the President and Director of Taiwan Television Enterprise, Ltd., the Chairman of Radio Taiwan International, as well as the Commissioner and Vice Chairman of Fair Trade Commission of Executive Yuan. Mr. Cheng holds a M.B.A. degree from National Chengchi University.

Mr. Cheng will bring exciting opportunities and vitalities to the Company. With his expertise in the digital content industry, Mr. Cheng will lead Chunghwa Telecom to further grow and develop in the digital convergence era.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.